Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: March 20, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

Effective as of March 20, 2017, CBS Corporation (“CBS”) and Entercom Communications Corp. (“Entercom”) have filed with the Federal Communications Commission (the “FCC”) a series of applications on Form 314 and Form 315 (the “FCC Applications”) to seek the FCC’s approval of the previously announced transactions to combine CBS’s radio business with Entercom in a merger (the “Merger”), which will occur after a split-off of CBS’s radio business to CBS stockholders through an exchange offer (the “Exchange Offer”). The FCC Applications noted, among other things, that:

•	Leslie Moonves, the Chairman of the Board, President and Chief Executive Officer of CBS, and Joseph R. Ianniello, the Chief Operating Officer of CBS, are proposed to be directors of Entercom following the Merger. As directors of Entercom and officers of CBS, Messrs. Moonves and Ianniello will have attributable interests in the television stations owned by CBS and the radio stations owned by Entercom following the Merger. The FCC Applications include a request for a temporary waiver (not to exceed six months) of the FCC’s rules restricting radio-television cross-ownership for Messrs. Moonves and Ianniello in not more than four markets for the limited period in which such individuals are expected to serve on the board of directors of Entercom (prior to the Merger, Messrs. Moonves and Ianniello will each agree to resign from the board of directors of Entercom effective as of the earlier of (a) six months after closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger).

•	The Merger is expected to result in Entercom’s owning radio stations in seven markets in excess of the limits set forth in the FCC’s local radio ownership rule. In order to comply with the FCC’s local radio ownership rule, Entercom has proposed to divest, in connection with the closing of the Merger, 14 radio stations which are located in the following markets: Boston, Los Angeles, Sacramento, San Diego, San Francisco, Seattle and Wilkes Barre-Scranton. No stations owned by CBS’s radio business will be divested prior to the closing of the Merger. To the extent that any radio stations required to be divested are not divested as of the closing of the Merger, CBS and Entercom have proposed to transfer these stations to a divestiture trustee, who will be charged with operating and promptly divesting the radio stations following the closing of the Merger.

Forward-Looking Statements

This document contains certain statements about Entercom, CBS and CBS Radio Inc. (“CBS Radio”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in Entercom’s and CBS’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this document may include statements about the expected effects on Entercom, CBS and CBS Radio of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the “Transaction”); the anticipated timing and benefits of the Transaction and Entercom’s, CBS’s, and CBS Radio’s anticipated financial results; and also include all other statements in this document that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Entercom, CBS and CBS Radio (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Entercom’s and CBS’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; volatile price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm Entercom’s or CBS’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Entercom nor CBS undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It

This document does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Entercom, CBS or CBS Radio. In connection with the Transaction, Entercom will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Entercom relating to the Transaction; CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer; and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio relating to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge from Entercom by accessing Entercom’s website at www.entercom.com and/or from CBS by accessing CBS’s website at www.cbscorporation.com. Shareholders may also read and copy any reports, statements and other information filed by Entercom or CBS with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Entercom, CBS and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Entercom’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in its definitive proxy statement filed with the SEC on March 18, 2016, in connection with its 2016 annual meeting of stockholders. Information regarding CBS’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 17, 2017, and in its definitive proxy statement filed with the SEC on April 15, 2016, in connection with its 2016 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.